FundInvestor

A Calm Port in the Storm The FundInvestor Focused 10 | Andrew Gogerty
similar strategies, FMI backs up its philosophy by building a truly actively managed, long-term-oriented portfolio. Few, if any, of its required stock attributes change dramatically in the short term, which explains why the fund holds about 20 stocks.

Because this is a compact portfolio, the team manages stock-specific risk so a hiccup at one or two picks doesn’t sink returns. The team plows through nearly all available information about a company, looking for anything that may undermine the thesis for owning a pick or potentially adding a new name. The analysts then present their findings to the more-senior members of the committee, which include English and Kellner. The remaining committee members then attempt to tear apart the thesis or recommendation before collectively deciding whether to alter the composition of the current portfolio.

This research and presentation can take time, which helps explain the fund’s slow change in holdings. The portfolio’s 26% average turnover for the past three years indicates a stock holding period of nearly four years. That metric also highlights the team’s investment mind-set compared with the typical large-blend fund’s 65% average turnover for the same time period. In 2008, for example, the team added only a net two positions to the portfolio. (Six stocks were added, and four were completely sold out.) A majority of the fund’s inflows last year, however, were used to add to just about every stock in the portfolio, which we think displays management’s conviction in its picks and research process.

While the fund is, and will no doubt remain, a stock-pickers’ domain, the team has a clear eye on the world around it. A key driver of changes in the portfolio has always been valuation. Kellner and English will gladly sit on the sidelines and wait for an otherwise attractive company to come down to a sane valuation and at the same time will take money off the table rather than stretch for that last dollar of gains at the expense of additional volatility.

Wal-Mart WMT, for example, has been in the portfolio since 2005, and the team has been trimming the fund’s position for the past 15 months or so. Exposure

It was just a year ago when we last profiled FMI Large Cap FMIHX, and the world is still gloomy. The economy is still battling to climb out of a recession, the credit markets remain a murky cloud overhanging the financials sector, and the outlook on corporate profits remains muted at best. Still, despite the volatile turn of events that began in 2008’s fourth quarter, veteran lead managers Ted Kellner and Pat English have maintained a steady profile in the portfolio.

The Secret Is Out
Management’s temperament and execution through both market turmoil (delivering one of the large-blend category’s smallest losses in 2002 and again in 2008) and rally finally garnered investors’ attention last year. Despite the fund’s 26% decline, longtime investors were joined by a multitude of newcomers as net assets increased almost threefold to $1.5 billion from $639 million. In fact, this fund was one of only two Focused 10 funds that saw a year-over-year gain in assets last year. (Fairholme FAIRX was the other.)

The Next Generation
In January 2009, investors may have noticed that the firm “added” a handful of new managers to the team. These were not new additions but rather a step to highlight that the fund’s stock selection and research is done by a committee of analysts. Team members function as generalists—not tied to specific sectors or industries—and are collectively involved in both buy and sell decisions made in the portfolio.

Evolution, Not Revolution
Like many of its Focused 10 peers, the team has pushed past its category peers with just a handful of well-researched picks. The team buys companies with strong franchises, high recurring revenues, and defensible market positions that are trading below their fair value estimates. While many of the fund’s peers boast

Reprinted by permission of Morningstar. May, 2009 • OPP-QVQRJ	www.morningstar.com

The FundInvestor Focused 10
		Manager Name	5-Yr Total	5-Yr Cat	# of	Turn-	Expense
Fund Name	Category	(Tenure Years)	Return%	Rank%	Holdings	over%	Ratio	Top Three Holdings
Ariel Focus ARFFX	Large Value	Fidler/Bobrinskoy (3.9)	—	—	23	49	1.25	Johnson & Johnson, IMS Health, Dell
Brown Capital Mgmt BCSIX	Small Growth	Management Team (16.8)	2.63	2	44	20	1.22	Abaxis, Dreyfus Cash Mgmt Instl, Quality Systems
Clipper CFIMX	Large Blend	Davis/Feinberg (3.3)	-8.23	97	24	7	0.76	Costco, Berkshire Hathaway, Bank of NY Mellon
Fairholme FAIRX	Large Blend	Berkowitz/Fernandez (9.4)	5.28	1	23	81	1.01	Pfizer, Sears, Forest Laboratories
FMI Large Cap FMIHX	Large Blend	Management Team (7.4)	2.34	1	27	30	1.00	Bank of NY Mellon, Cintas, United Parcel Service
Jensen JENSX	Large Growth	Management Team (16.3)	-2.53	56	28	8	0.85	Microsoft, Johnson & Johnson, PepsiCo
Mairs & Power Growth MPGFX	Large Blend	Frels/Henneman (9.4)	-1.08	20	44	2	0.70	3M, Target, Valspar
Matrix Advisors Value MAVFX	Large Blend	David A. Katz (12.8)	-4.22	83	37	43	0.99	Novellus Systems, Chevron, Cisco Systems
Oakmark Select I OAKLX	Large Blend	Nygren/Berghoef (12.5)	-5.09	90	21	26	1.08	Discovery Comm., Liberty Media, H & R Block
Sequoia SEQUX	Large Blend	Goldfarb/Poppe (10.9)	-0.85	18	27	12	1.00	Berkshire Hathaway, Mohawk, Fastenal
Data through April 30, 2009.

We shine the spotlight on 10 funds from the FundInvestor 500 that follow a focused, low-turnover strategy.

to one of the better-performing stocks in 2008 may have made it tough to sell, but Kellner says that the valuation was starting to more-fully recognize the strong business metrics of the firm, namely its high return on invested capital. In the same vein, the team also trimmed back Cintas CTAS and Kimberly-Clark KMB within the consumer goods and services sectors.

Growth matters to the team, but how a firm gets there is important. Office-goods supplier Staples SPLS was sold out of the portfolio in late 2008, for example, mostly because of a change in the firm’s profile after its acquisition of a European competitor, Corporate Express CCRS. That deal was done in July 2008 but analyst/newly minted manager Andy Ramer says the high price forced Staples to rely on the capital markets for additional financing to close the deal. Given that the stock had already performed relatively well, the team decided to take its gains and move on, as the additional go-forward risk of the firm’s new debt profile was no longer an attractive value proposition.

Stepping on the Gas, Sort Of
Those proceeds, along with a portion of the fund’s inflows, have been steered toward economically sensitive names such as Rockwell ROK, Cisco CSCO, and American Express AXP. The valuations of these companies have become attractive in recent months, and Kellner says that these picks may be able to leverage their strong franchises and be the first to benefit from an economic rebound. Kellner likes Rockwell’s high returns on invested capital, low relative leverage, and strong management team. Ramer says Cisco’s supply chain to the end user of broadband services, combined with its low valuation and large amount of cash (almost $2/share), makes the stock attractive now. With American Express, the team remains fully aware of the risk tied to the consumer, but its merchant network and relatively high-quality consumer is being undervalued by the market.

Walking in the Lion’s Den
American Express, Bank of New York Mellon BK, and Warren Buffet’s Berkshire Hathaway BRK.B make up the fund’s 12% weight in financials, a similar exposure compared with the S&P 500 Index’s. So while the fund is tilted like the index, it doesn’t look anything like it.

A Rising Star
The fund has outperformed in virtually every market environment since its 2001inception, and its recent moves have it well-positioned to take advantage of the next market upturn. For those comfortable with its stock-specific risk and understanding that it won’t change its stripes if the market moves away from its portfolio, this fund is an easy choice.

Contact Andrew Gogerty at andrew_gogerty@morningstar.com

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended October 31, 2009 were: 14.42%, 4.90%, and 5.66%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Large Cap Fund.  Please read the prospectus carefully before investing.

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